Filed Pursuant to Rule 433
Registration No. 333-277138
January 8, 2025
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated January 8, 2025)

Issuer:	The Southern Company
Security:	Series 2025A 6.50% Junior Subordinated Notes due March 15, 2085
Format:	SEC Registered
Trade Date:	January 8, 2025
Expected Settlement Date:	January 13, 2025 (T+3)
Listing:	Expect to apply to list on the New York Stock Exchange; if approved for listing, trading expected to begin within 30 days of issuance
Expected Ratings*:	Baa2 (Stable)/BBB (Stable)/BBB- (Stable)(Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$500,000,000
Over-allotment Option:
Underwriters’ option to purchase, and settle concurrently on the Settlement Date, up to an additional $75,000,000 principal amount of the Series 2025A 6.50% Junior Subordinated Notes due March 15, 2085 from the Issuer, at the Purchase Prices set forth below

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof
Initial Public Offering Price:	$25.00 per security
Purchase Prices:	$24.2125 per security (for sales to non-institutions) $24.75 per security (for sales to institutions)
Maturity Date:	March 15, 2085
Coupon:	6.50%
Optional Deferral:	Up to 40 consecutive quarterly periods per deferral
Optional Redemption:	Redeemable, in whole or in part, on or after March 15, 2030 at 100% of the principal amount, plus any accrued and unpaid interest
Call for Tax Event:	In whole, but not in part, prior to March 15, 2030, at 100% of the principal amount, plus any accrued and unpaid interest
Call for Rating Agency Event:	In whole, but not in part, prior to March 15, 2030, at 102% of the principal amount, plus any accrued and unpaid interest
Interest Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2025
CUSIP/ISIN:	842587 867/US8425878670

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co-Managers:	Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. CIBC World Markets Corp. TD Securities (USA) LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The terms “Rating Agency Event” and “Tax Event” have the meanings ascribed to them in the issuer’s Preliminary Prospectus Supplement dated January 8, 2025.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting The Southern Company collect at 1-404-506-5579, BofA Securities, Inc. toll free at 1-800-294-1322 (or by email at dg.prospectus_requests@bofa.com), J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, RBC Capital Markets, LLC toll free at 1-866-375-6829 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.